Nelson

Mullins

Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 104 South Main Street / Ninth Floor / Greenville, SC 29601 Tel: 864.250.2300 Fax: 864.232.2925 www.nelsonmullins.com	John M. Jennings Tel: 864.250.2207 John.jennings@nelsonmullins.com

March 25, 2011

Mr. Gregory Dundas

Senior Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Re:	SCBT Financial Corporation
Registration Statement on Form S-3
Filed March 21, 2011
File No. 333-172970

Dear Mr. Dundas:

This letter is provided on behalf of SCBT Financial Corporation (the “Company,” “we,” or “our”)  in response to the comment letter from the Securities and Exchange Commission (the “SEC” or the “Commission”), dated March 23, 2011 (the “Comment Letter”), related to its review of the Company’s Registration Statement on Form S-3 filed on March 21, 2011 (File No. 333-172970).  This letter sets forth the Company’s responses to the SEC’s Comment Letter.  For your convenience, we have also restated the SEC’s comment prior to our response.

Form S-3 filed March 21, 2010

SEC Comment

1.                                      Please advise the staff whether each selling securityholder [listed on p.19 of Form S-3] is an affiliate, as defined by Rule 405, of a broker-dealer.  If any of the selling securityholders are affiliates of broker-dealers, then include disclosure indicating whether those broker-dealer affiliates:

•                  purchased the securities to be resold in the ordinary course of business; and

•                  at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters.  Please revise accordingly, or tell us why you don’t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter.

RESPONSE:

Each of the selling securityholders listed on page 19 of Form S-3 may be deemed to be an affiliate of a broker-dealer, Wellington Management Advisors, Inc.  Each selling securityholder has certified to the Company that it (1) bought the securities to be resold in the ordinary course of business, and (2) at the time of purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.  Accordingly, the Company believes that none of the selling securityholders is acting as an underwriter and that amending the Form S-3 to list the selling securityholders as underwriters is not required.

The Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or comments related to our responses, please contact me at (864) 250-2207 and fax (864) 250-2349.  Please copy Donald E. Pickett, Executive Vice President and Chief Financial Officer of the Company, at fax (803) 765-1966 or Donnie.Pickett@scbtonline.com on any written comments regarding our responses.

Sincerely,

/s/ John M. Jennings
Nelson Mullins Riley & Scarborough LLP

cc:	Donald E. Pickett, Executive Vice President and Chief Financial Officer
SCBT Financial Corporation

Neil E. Grayson, Nelson Mullins Riley & Scarborough LLP